UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

HATTERAS MASTER FUND, L.P.
(Name of Subject Company (Issuer))

HATTERAS MASTER FUND, L.P.
(Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins
8540 Colonnade Center Drive, Suite 401
Raleigh, NC 27615
(919) 846-2324
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
215-988-2700

September 24, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

   --------------------------------------------------------------------------------------------
   Transaction Valuation: $144,000,000(a) Amount of Filing Fee: $10,267.20(b)
   --------------------------------------------------------------------------------------------
(a) Calculated as the aggregate maximum value of Interests being purchased.
(b) Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

[X]      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $10,267.20
                                  ----------------------------
         Form or Registration No.:  SC TO-I
                                    --------------------------
         Filing Party:  Hatteras Master Fund, L.P.
                        --------------------------------------
         Date Filed:  September 24, 2010
                      ----------------------------------------

[   ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[   ]      going-private transaction subject to Rule 13e-3.

[   ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on September 24, 2010 by Hatteras Master Fund, L.P. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited partnership interests ("Interests") in the Fund in an aggregate amount up to $144,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 24, 2010.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Interests in the Fund ("Partners") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on October 25, 2010.

2.   As of October 25, 2010, six (6) Partners validly tendered Interests and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Interests tendered pursuant to the Offer was calculated as of December 31, 2010 in the amount of $94,232,768.

4.   The payment of the purchase price of the Interests or portions of Interests tendered was made to each Partner whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer.  The Partners whose tenders were accepted for purchase by the Fund did not tender their entire Interests in the Fund, therefore, the Fund will pay to the Partners 100% of the Partners’ unaudited net asset value of the Interests tendered. Cash payments in the amount of the unaudited net asset value of the respective Interests tendered were wired to the account designated by each Partner in the Letter of Transmittal on January 31, 2011.

SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                HATTERAS MASTER FUND, L.P.

                By:      /s/ David B. Perkins
         -----------------------------------
                         Name:  David B. Perkins
                         Title: President and Chairman of the Board of Directors

                HATTERAS INVESTMENT MANAGEMENT LLC,
                         as General Partner

                By:      /s/ David B. Perkins
                         -----------------------------------
                         Name:  David B. Perkins
                         Title: Managing Member

April 19, 2011